13 October 2008

H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010
United States of America

Dear Mr. Schwall

Thank you for your letter dated 7 October 2008 setting forth an additional comment of the Staff of the Commission (the “Staff”) relating to the Form 20-F for the year ended December 31, 2007 (the “2007 Form 20-F”) of Rio Tinto plc and Rio Tinto Limited (“Rio Tinto”) (File Numbers 001-10533 and 000-20122).

To facilitate the Staff’s review, we have included in this letter the caption and numbered comment from the Staff’s comment letter in bold, italicised text and have provided our response immediately following the numbered comment.

Risk factors, page 5

1.

We note your response to our prior comment 1 with respect to your risk factor regarding your defined benefit plans. With respect to disclosure regarding whether your expected investment returns have been historically achieved, we do not agree that it is sufficient to solely provide a cross-reference to disclosure in the notes to your financial statements. In future filings, please provide such disclosure in plain terms in your risk factors section.

In future filings we agree to provide a clear indication on whether our expected pension investment returns have historically been achieved in our risk factors section.

Please let me know whether you have any further questions on this.

Yours sincerely

/s/ Guy Elliott

Guy Elliott

cc:	Laura Nicholson (Securities and Exchange Commission) Kathryn A. Campbell (Sullivan & Cromwell LLP)